Exhibit 12.1

Elizabeth Arden, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	2012	2013	2014	2015	2016
Earnings (loss), as defined below:
Net income (loss) (1)	$57,419	$40,711	$(147,196)	$(225,287)	$(73,506)
Provision for income taxes	16,093	6,940	56,832	6,297	2,670
Fixed charges, as defined below	29,175	31,823	34,109	37,564	37,444

Total earnings (loss) (as defined below)	$102,687	$79,474	$(56,255)	$(181,426)	$(33,392)

Fixed Charges:
Interest	$20,512	$22,942	$24,644	$28,866	$29,045
Rent expense interest factor (2)	7,416	7,514	8,284	7,938	7,539
Amortization of senior note costs, premiums, bank costs and swap termination costs	1,247	1,367	1,181	760	860

Total fixed charges	$29,175	$31,823	$34,109	$37,564	$37,444
Preferred Stock Dividends (3)	—	—	—	22,333	2,586

Total fixed charges and preferred stock dividends	$29,175	$31,823	$34,109	$59,897	$40,030
Ratio of earnings to combined fixed charges and preferred dividends (4)	3.52	2.50	—	—	—

The Company’s consolidated ratios of earnings (loss) to fixed charges were computed by dividing earnings (loss) by fixed charges. For this purpose, earnings (loss) are the sum of net income (loss) as defined in Note 1 below, plus taxes, and fixed charges. Fixed charges include interest, amortization of debt costs, discount or premium related to indebtedness, and one-third of rental expense.

(1)	Net Income (loss) excluding amounts attributable to noncontrolling interests.
(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations. Approximately one-third of rental expense applies for all periods presented.
(3)	Preferred stock dividends include accretion for the fiscal year ended June 30, 2015. Prior to August 19, 2014, the Company did not have any preferred stock outstanding. Preferred dividends and accretion shown here relate to the Company’s Series A Serial Preferred Stock, par value $0.01 per share.
(4)	For the fiscal year ended June 30, 2014, earnings were insufficient to cover fixed charges, and for the fiscal years ended June 30, 2015 and 2016, earnings were insufficient to cover fixed charges and preferred stock dividends. Additional earnings of approximately $90.4 million, $241.3 million and $73.4 million were necessary for the fiscal years ended June 30, 2014, 2015 and 2016, respectively, to provide a one-to-one coverage ratio for such fiscal years.